Prins Bernhardplein 200
1097 JB Amsterdam
The Netherlands

+31 (20) 521 4777
wright.com

March 30, 2016
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, N.V.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed February 23, 2016
File No. 1-35065

Dear Mr. James:

This letter sets forth the responses of Wright Medical Group, N.V. (the Company) to the comments of the staff (the Staff) of the Division of Corporation Finance, Securities and Exchange Commission (the Commission) in the letter dated March 15, 2016 from Martin James to Lance A. Berry, the Company’s Senior Vice President and Chief Financial Officer. For your convenience we have restated your original comments in italicized print prior to our response.

Form 10-K for the Fiscal Year Ended December 27, 2015

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Shipping and Handling Costs, page 89

1.
We note that you include shipping and handling costs in selling, general, and administrative expenses. In future filings, if these costs are significant, please disclose the amount of such costs in accordance with ASC 605-45-50-2.

Company Response:

The Company respectfully advises the Staff that if the Company’s shipping and handling costs in selling, general, and administrative expenses are significant, the Company will disclose the amount of such costs in its future filings in accordance with ASC 605-45-50-2.

Note 4. Discontinued Operations, page 95

2.	Please revise future filings to present the basic and diluted per-share amounts for your discontinued operations in accordance with ASC 260-10-45-3.

Company Response:

The Company respectfully advises the Staff that the Company will revise future filings beginning with its quarterly report on Form 10-Q for the fiscal quarter ended March 27, 2016 to present basic and diluted per-share amounts for its discontinued operations in accordance with ASC 260-10-45-3.

The Company acknowledge the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses satisfactorily address your comments. If you have any further comments or questions or require any additional information concerning the filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

Lance A. Berry
Senior Vice President and Chief Financial Officer

cc: Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President, General Counsel and Secretary
Gregory E. Barnes, KPMG LLP